

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89 LTO/sl

9th April, 2003



Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

File No. 82-3594

Annex A to Letter to the SEC
dated 9th January, 2001 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Repurchases of Company's Shares

   Date : 27th December, 2000
   29th December, 2000

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 31st December, 2000

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

3. Title : Half Yearly Report and Preliminary Announcement

   Date : 2000/2001

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st March, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 9th April, 2003

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	5,000,000,000	$0.10	$500,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,680,315,402	Nil	Nil
Increase/(Decrease) during the month	7,100,000	Nil	Nil
Balance at close of the month:	2,687,415,402	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme Exercise price: HK$_________	83,245,056	Nil	11,200,000	28,400,000*	43,645,056	11,200,000
2. Employee share option scheme Exercise price: HK$ ________ Exercise price: HK$ ________	Nil	Nil	Nil	Nil	Nil	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________________ Subscription price HK$ _____						
2. ________________ Subscription price HK$ _____						

*28,400,000 share options lapsed on 31st March, 2003

CONVERTIBLES* Class	Units	Converted (Units)	Units	
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A	

OTHER ISSUES OF SHARES*			
Rights Issue	Price:	Issue and allotment Date:	
Placing	Price:	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date:	
Repurchase of share		Cancellation Date: March 6, 10 & 31, 2003 (as per the board resolution passed)	(4,100,000)
Redemption of share		Redemption Date:	
Consideration issue	Price:	Issue and allotment Date:	
Others (Please specify)	Price:	Issue and allotment Date:	
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	7,100,000

Remarks:

Authorised Signatory:



Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid
31/03/2003	550,000	on the Exchange	0.105	0.102	HK$ 57,000
Total	550,000				HK$ 57,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 4,100,000

2. % of previous months turnover acquired this month to date

$$\frac{4,100,000 \times 100}{126,598,084}$$ 3.239%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 11,360,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{11,360,000 \times 100}{2,687,575,402}$$ 0.423 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30th July, 2002 which has been filed with the Exchange.

Yours faithfully,



Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 31st March, 2003

#a5411/Formg/sl

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid
10/03/2003	1,550,000	on the Exchange	0.091	0.090	HK$ 140,300
Total	1,550,000				HK$ 140,300

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 3,550,000

2. % of previous months turnover acquired this month to date

$$\frac{3,550,000 \times 100}{126,598,084}$$ 2.804%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 10,810,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{10,810,000 \times 100}{2,687,575,402}$$ 0.402 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30th July, 2002 which has been filed with the Exchange.

Yours faithfully,



Anthony Lau Sak Kai
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 10th March, 2003

#a5411/Formg/sl